

04009510

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ACE Securities Corp.	**0001063292**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, February 25, 2004, Series 2004-HS1	**333-110039**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)



REC'D S.E.C.
FEB 27 2004
1086

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 25, 2004

ACE SECURITIES CORP.



By: ______________________

Name: Douglas K. Johnson

Title: President



By: ______________________

Name: Evelyn Echevarria

Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp.

$446,456,000 *(Approximate)*

Home Equity Loan Trust
Series 2004-HS1

Ace Securities Corp.
(Depositor)

Homestar Mortgage Services, LLC
(Originator)

Deutsche Bank 

February 19, 2004


SEC MAIL
RECEIVED
PROCESSING
FEB 2 7 2004
WASH. D.C.
161
SECTION

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED February 19, 2004

Ace Securities Corp.
Home Equity Loan Trust, Series 2004-HS1
$446,456,000 *(Approximate)*

Subject to a variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window(mos.)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings M / S / F
A-1	301,934,000	Float	2.18	1 – 88	0	ACT/360	Feb. 2034	Aaa / AAA / AAA
A-2	41,426,000	Float	2.51	1 – 88	0	ACT/360	Feb. 2034	Aaa / AAA / AAA
A-3	33,548,000	Float	5.71	42 – 88	0	ACT/360	Feb. 2034	Aaa / AAA / AAA
M-1	25,800,000	Float	4.96	39 – 88	0	ACT/360	Feb. 2034	Aa2 / AA+ / AA
M-2	21,313,000	Float	4.92	38 – 88	0	ACT/360	Feb. 2034	A2 / AA- / A
M-3	6,730,000	Float	4.90	37 – 88	0	ACT/360	Feb. 2034	A3 / A / A-
M-4	5,609,000	Float	4.89	37 – 88	0	ACT/360	Feb. 2034	Baa1 / A- / BBB+
M-5	5,609,000	Float	4.75	37 – 88	0	ACT/360	Feb. 2034	Baa2 / BBB+ / BBB
M-6	4,487,000	Float	3.84	37 – 69	0	ACT/360	Feb. 2034	Baa3 / BBB- / NR
Total	**446,456,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Offered Certificates: The Class A-1 Certificates, Class A-2 Certificates and the Class A-3 Certificates (together, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (the "Mezzanine Certificates"). The Class A-1 and Class A-3 Certificates are backed by conforming principal balance fixed rate and adjustable-rate first lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed and adjustable-rate first lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates are backed by all of the mortgage loans. The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-3 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate.

Transaction Overview

Collateral:	As of the Cut-off Date, the Mortgage Loans will consist of approximately 3,322 adjustable-rate and fixed-rate, first lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $448,699,656 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 3,197 conforming principal balance fixed and adjustable-rate Mortgage Loans totaling $399,382,947 and the Group II Mortgage Loans will represent approximately 125 fixed and adjustable-rate Mortgage Loans with conforming and non-conforming principal balances totaling $49,316,709.
Class A Certificates:	Class A-1, Class A-2 and Class A-3 Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates
Depositor:	Ace Securities Corp. ("Ace")
Originator:	Homestar Mortgage Services, LLC
Master Servicer:	Wells Fargo Bank Minnesota, National Association
Servicer:	Primary servicing will be provided by Ocwen Federal Bank FSB
Trustee:	HSBC Bank USA
Custodian:	Wells Fargo Bank Minnesota, National Association
Credit Risk Manager:	The Murrayhill Company
Underwriter:	Deutsche Bank Securities Inc.
Cut-off Date:	February 1, 2004
Expected Pricing:	Week of February 23, 2004
Expected Closing Date:	On or about February 27, 2004
Record Date:	The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.
Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in March 2004.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicer and shortfalls resulting from the application of the Servicemembers' Civil Relief Act.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Trustee, Servicer, Credit Risk Manager and PMI Provider will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 1.196% for the Mortgage Loans.
Compensating Interest:	The Servicer will be required to cover Prepayment Interest Shortfalls in full up to the Servicing Fee payable to the Servicer.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Primary Mortgage Insurance Policy:	As of the Cut-off Date, approximately 49.68% of the aggregate principal balance of the Mortgage Loans will be covered by a mortgage insurance policy (the "PMI Policy") issued by Mortgage Guaranty Insurance Corporation ("MGIC"). For each of those Mortgage Loans, MGIC provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property.

Transaction Overview (Cont.)

Optional Termination: On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than 10% of their aggregate outstanding principal balance as of the Cut-off Date, the Master Servicer may repurchase the Mortgage Loans remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.

Monthly Servicer Advances: The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. Each of the Servicer and the Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement

Credit Enhancement:
1) Excess Interest
2) Overcollateralization ("OC")
3) Subordination

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class M-6 Certificates, fourth, to the Class M-5 Certificates, fifth, to the Class M-4 Certificates, sixth, to the Class M-3 Certificates, seventh, to the Class M-2 Certificates and eighth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest, such amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Dates).

Required Overcollateralization Amount: Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be 0.50% of the original aggregate principal balance of the Mortgage Loans. If, due to losses, the Overcollateralization Amount is reduced below 0.50%, excess spread, if any is available, will be applied to first pay principal on the Class A Certificates, then principal on the Mezzanine Certificates.

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Transaction Overview (Cont.)

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the mortgage loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in March 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the mortgage loans, but prior to any distribution of principal to the holders of the certificates) is equal to or greater than 32.00%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(M / S / F)	Initial CE %	CE % On/After Step Down Date
A	Aaa / AAA / AAA	16.00%	32.00%
M-1	Aa2 /AA+/ AA	10.25%	20.50%
M-2	A2 / AA- / A	5.50%	11.00%
M-3	A3 / A / A-	4.00%	8.00%
M-4	Baa1 / A- / BBB+	2.75%	5.50%
M-5	Baa2 / BBB+ / BBB	1.50%	3.00%
M-6	Baa3 / BBB- / NR	0.50%	1.00%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificates, the Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 and Class A-3 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of Group I Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of Group II Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The per annum rate (adjusted for the actual number of days elapsed in the Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Transaction Overview (Cont.)

Net WAC Rate Carryover Amount: If on any Distribution Date the Pass-Through Rate for any class of the Series 2004-HS1 Certificates is limited by the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Group I Cap Agreement: On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Group I Cap Agreement will be based upon the provided schedule.

Group II Cap Agreement: On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Group II Cap Agreement will be based upon the provided schedule.

Available Distribution Amount: For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicer in respect of Prepayment Interest Shortfalls for the related due period; and (v) payments received on the Group I Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover amount on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates.

Class A Principal Distribution Amount: All principal distributions to the holders of the Class A Certificates on any Distribution Date will be allocated concurrently between the Class A-1 and Class A-3 Certificates (collectively, the "Group I Class A Certificates"), on the one hand, and the Class A-2 Certificates (the "Group II Class A Certificates"), on the other hand, based on the Class A Principal Allocation Percentage for the Group I Class A Certificates and the Group II Class A Certificates, as applicable. The Group I Class A Certificates and the Group II Class A Certificates are each a "Class A Certificate Group."

However, if the Certificate Principal Balances of the Class A Certificates in either Class A Certificate Group are reduced to zero, then the remaining amount of principal distributions distributable to the Class A Certificates in such Class A Certificate Group on that Distribution Date, and the amount of those principal distributions distributable to such Class A Certificates on all subsequent Distribution Dates, will be distributed to the holders of the Class A Certificates in the other Class A Certificate Group remaining outstanding, in accordance with the principal distribution allocations described herein, until their Certificate Principal Balances have been reduced to zero. Any payments of principal to the Group I Class A Certificates will be made first from payments relating to the Group I Mortgage Loans, and any payments of principal to the Group II Class A Certificates will be made first from payments relating to the Group II Mortgage Loans.

For the first 36 Distribution Dates, any principal distributions allocated to the Group I Class A Certificates will be distributed sequentially, first to the Class A-1 Certificates, until their Certificate Principal Balance has been reduced to zero, and then to the Class A-3 Certificates, until

Transaction Overview (Cont.)

Class A Principal Distribution Amount (Continued): their Certificate Principal Balance has been reduced to zero. Beginning on the 37th Distribution Date, principal distributions allocated to the Group I Class A Certificates will be distributed *pro rata* between the Class A-1 and Class A-3 Certificates, until the Certificate Principal Balances of the Class A-1 Certificates and Class A-3 Certificates have been reduced to zero. Notwithstanding the foregoing, in the event that a Trigger Event is in effect, principal distributions to the Group I Class A Certificates will be allocated first to the Class A-1 Certificates, until their Certificate Principal Balance has been reduced to zero, and then to the Class A-3 Certificates, until their Certificate Principal Balance has been reduced to zero. Any principal distributions allocated to the Group II Class A Certificates will be allocated to the Class A-2 Certificates, until their Certificate Principal Balance has been reduced to zero.

Class M Principal Distribution Amount: The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches a 20.50% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches 11.00% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches a 8.00% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches a 5.50% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches a 3.00% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage), sixth to the Class M-6 Certificates until it reaches a 1.00% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero.

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates and the Mezzanine Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M	1.5 x Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 51.50% of the Credit Enhancement Percentage.

Transaction Overview (Cont.)

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
March 2007 to February 2008	2.50%, plus 1/12th of 1.25% for each month thereafter
March 2008 to February 2009	3.75%, plus 1/12th of 0.75% for each month thereafter
March 2009 to February 2010	4.50%, plus 1/12th of 0.50% for each month thereafter
March 2010 to February 2011	5.00%, plus 1/12th of 0.25% for each month thereafter
March 2011 and thereafter	5.25%

Payment Priority: On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest on the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates.
2. To pay principal on the Class A Certificates in accordance with the principal payment provisions described above.
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described below.
4. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
5. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates.
6. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates.
7. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A and the Mezzanine Certificates in the same order of priority as described in 1 above.
8. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Homestar Mortgage Services, LLC

Homestar, a Delaware limited liability company, is a wholesale and retail mortgage finance company for the residential mortgage market engaged in the business of originating and selling mortgage loans secured by one- to four-family residences. The predecessor of Homestar, FJB Associates, LLC, was formed in Delaware in September 1998. In July 2000, FJB Associates, LLC amended its name to Northern Star Capital, LLC which in turn amended its name to Homestar Mortgage Services, LLC in May 2001. Homestar began mortgage business operations in June of 1999. Homestar's primary lending activity is funding loans to enable mortgagors to purchase or refinance residential real property, which loans are secured by first or second liens on the related real property. Homestar's single-family real estate loans consists of conventional mortgage loans, non-prime credit mortgage loans and loans which are insured by the Federal Housing Administration or partially guaranteed by the U.S. Department of Veterans Affairs. Across all product types, Homestar derives approximately 68% of its volume from wholesale product origination and 32% from retail product origination. Included in this transaction are loans purchased from Homestar's 50% owned affiliate, SouthStar Funding, LLC. On a consolidated basis, the loans are generally referred to as "Homestar" collateral, as Homestar's senior management has a controlling voting interest in SouthStar and provides all administrative and corporate services (i.e. personnel, legal, accounting, etc.) to SouthStar. SouthStar's single-family real estate loans are predominately conventional, interest only ARM's and non-prime. The non-prime loans are originated primarily on a wholesale basis by purchasing loans from mortgage brokers, as well as, mortgage bankers, banks and thrifts who are unable to process their agency conforming fallout in a timely and efficient manner. SouthStar emphasizes customer service and quick turnaround of all loan submissions as a way to grow their market share. It is this penetration of the larger originators such as mortgage bankers, banks and thrifts plus quick turnaround that differentiates SouthStar from its competition and makes it so successful. While almost all of SouthStar's production is wholesale, they also originate loans directly to retail customers through their Capital Home Mortgage subsidiary.

Headquartered in Paramus, NJ, Homestar is run by Peter Norden, President and CEO. Mr. Norden is a 20+ year veteran of the mortgage industry, who sold his last mortgage company, First Town Mortgage Corp., to Chase Manhattan Mortgage Corp. in early 1999. Mr. Norden, rather than remaining in a senior executive position at Chase, decided to focus his efforts on his mortgage services and non-prime origination business, which was the predecessor of Homestar. Homestar, through its SouthStar affiliate, initially focused on sub-prime origination and over time grew into a full service mortgage company with operations in 11 states and approximately 1,225 employees. Homestar has been exposed to the capital markets primarily through its interest only ARM loans, which were originated by SouthStar and sold to various Wall Street dealers for inclusion in their mortgage backed securities program. Additionally, Homestar is developing an "Alt A" product, which they are currently selling on a whole loan basis, but they plan on securitizing off a proprietary shelf they are in the process of registering.

In 2002, Homestar originated approximately $4.5 billion of mortgage loans of which $1.1 billion (25%) were subprime mortgage originations. In 2003, Homestar originated approximately $6.7 billion of which $1.5 billion (23%) were subprime originations.

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	18.83	4.48	2.18	1.54	1.04
	First Payment Date	Mar-04	Mar-04	Mar-04	Mar-04	Mar-04
	Last Payment Date	Jul-32	Sep-17	Jun-11	Nov-09	Sep-06
A-2	Avg Life	19.02	4.77	2.51	1.89	1.26
	First Payment Date	Mar-04	Mar-04	Mar-04	Mar-04	Mar-04
	Last Payment Date	Jul-32	Sep-17	Jun-11	Nov-09	May-08
A-3	Avg Life	19.50	7.63	5.71	5.24	3.36
	First Payment Date	Mar-07	Mar-07	Aug-07	Feb-08	Sep-06
	Last Payment Date	Jul-32	Sep-17	Jun-11	Nov-09	May-08
M-1	Avg Life	26.10	8.98	4.96	4.35	4.22
	First Payment Date	Feb-26	Jun-08	May-07	Aug-07	Feb-08
	Last Payment Date	Jul-32	Sep-17	Jun-11	Nov-09	May-08
M-2	Avg Life	26.10	8.98	4.92	4.16	3.83
	First Payment Date	Feb-26	Jun-08	Apr-07	May-07	Jul-07
	Last Payment Date	Jul-32	Sep-17	Jun-11	Nov-09	May-08
M-3	Avg Life	26.10	8.98	4.90	4.09	3.59
	First Payment Date	Feb-26	Jun-08	Mar-07	Apr-07	Jun-07
	Last Payment Date	Jul-32	Sep-17	Jun-11	Nov-09	May-08
M-4	Avg Life	26.10	8.98	4.89	4.07	3.52
	First Payment Date	Feb-26	Jun-08	Mar-07	Apr-07	May-07
	Last Payment Date	Jul-32	Sep-17	Jun-11	Nov-09	May-08
M-5	Avg Life	26.04	8.74	4.75	3.93	3.38
	First Payment Date	Feb-26	Jun-08	Mar-07	Mar-07	Apr-07
	Last Payment Date	Jul-32	Sep-17	Jun-11	Nov-09	May-08
M-6	Avg Life	25.03	6.98	3.84	3.31	3.09
	First Payment Date	Feb-26	Jun-08	Mar-07	Mar-07	Mar-07
	Last Payment Date	Sep-31	Nov-14	Nov-09	Aug-08	Jun-07

Sensitivity Table
To Maturity

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1	Avg Life	18.88	4.80	2.35	1.62	1.04
	First Payment Date	Mar-04	Mar-04	Mar-04	Mar-04	Mar-04
	Last Payment Date	Sep-33	Apr-30	Aug-20	Mar-17	Sep-06
A-2	Avg Life	19.08	5.13	2.74	2.07	1.36
	First Payment Date	Mar-04	Mar-04	Mar-04	Mar-04	Mar-04
	Last Payment Date	Sep-33	Apr-30	Aug-20	Feb-17	Oct-13
A-3	Avg Life	19.55	8.29	6.55	6.35	4.47
	First Payment Date	Mar-07	Mar-07	Aug-07	Feb-08	Sep-06
	Last Payment Date	Sep-33	Apr-30	Aug-20	Mar-17	Dec-13
M-1	Avg Life	26.23	9.78	5.48	4.74	4.88
	First Payment Date	Feb-26	Jun-08	May-07	Aug-07	Feb-08
	Last Payment Date	Aug-33	Jul-26	Apr-17	Jun-14	Oct-11
M-2	Avg Life	26.22	9.66	5.35	4.49	4.07
	First Payment Date	Feb-26	Jun-08	Apr-07	May-07	Jul-07
	Last Payment Date	Jun-33	Sep-24	Nov-15	May-13	Dec-10
M-3	Avg Life	26.20	9.46	5.21	4.32	3.76
	First Payment Date	Feb-26	Jun-08	Mar-07	Apr-07	Jun-07
	Last Payment Date	Mar-33	Sep-21	Dec-13	Oct-11	Oct-09
M-4	Avg Life	26.16	9.23	5.05	4.18	3.61
	First Payment Date	Feb-26	Jun-08	Mar-07	Apr-07	May-07
	Last Payment Date	Jan-33	Feb-20	Dec-12	Jan-11	Mar-09
M-5	Avg Life	26.05	8.75	4.76	3.93	3.38
	First Payment Date	Feb-26	Jun-08	Mar-07	Mar-07	Apr-07
	Last Payment Date	Sep-32	Mar-18	Oct-11	Feb-10	Jul-08
M-6	Avg Life	25.03	6.98	3.84	3.31	3.09
	First Payment Date	Feb-26	Jun-08	Mar-07	Mar-07	Mar-07
	Last Payment Date	Sep-31	Nov-14	Nov-09	Aug-08	Jun-07

Group I Cap Schedule

Group I Cap Schedule			
Payment Date	Notional Amount	Strike Rate (%)	Ceiling (%)
4/25/2004	390,186,000	6.61	8.00
5/25/2004	381,017,000	6.83	8.00
6/25/2004	371,876,000	6.61	8.00
7/25/2004	362,761,000	6.83	8.00
8/25/2004	353,678,000	6.60	8.00
9/25/2004	344,679,000	6.60	8.00
10/25/2004	335,788,000	6.82	8.00
11/25/2004	327,062,000	6.60	8.00
12/25/2004	318,561,000	6.82	8.00
1/25/2005	310,281,000	6.60	8.00
2/25/2005	302,216,000	6.60	8.00
3/25/2005	294,361,000	7.31	8.00
4/25/2005	286,711,000	6.60	8.00
5/25/2005	279,259,000	6.82	8.00
6/25/2005	272,001,000	6.60	8.00
7/25/2005	264,932,000	6.83	8.00
8/25/2005	258,047,000	6.85	8.00
9/25/2005	251,348,000	7.21	8.00

Group II Cap Schedule

Group II Cap Schedule			
Payment Date	Notional Amount	Strike Rate (%)	Ceiling (%)
4/25/2004	48,158,000	6.31	8.00
5/25/2004	47,007,000	6.52	8.00
6/25/2004	45,864,000	6.31	8.00
7/25/2004	44,727,000	6.52	8.00
8/25/2004	43,598,000	6.31	8.00
9/25/2004	42,482,000	6.31	8.00
10/25/2004	41,379,000	6.52	8.00
11/25/2004	40,295,000	6.31	8.00
12/25/2004	39,240,000	6.52	8.00
1/25/2005	38,211,000	6.31	8.00
2/25/2005	37,209,000	6.31	8.00
3/25/2005	36,234,000	6.98	8.00
4/25/2005	35,284,000	6.31	8.00
5/25/2005	34,359,000	6.52	8.00
6/25/2005	33,459,000	6.31	8.00
7/25/2005	32,581,000	6.54	8.00
8/25/2005	31,728,000	6.60	8.00
9/25/2005	30,897,000	6.93	8.00
10/25/2005	30,090,000	7.19	8.00

Class A-1 Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate
1	3/25/2004	-
2	4/25/2004	8.00
3	5/25/2004	8.00
4	6/25/2004	8.00
5	7/25/2004	8.00
6	8/25/2004	8.00
7	9/25/2004	8.00
8	10/25/2004	8.00
9	11/25/2004	8.00
10	12/25/2004	8.00
11	1/25/2005	8.00
12	2/25/2005	8.00
13	3/25/2005	8.00
14	4/25/2005	8.00
15	5/25/2005	8.00
16	6/25/2005	8.00
17	7/25/2005	8.00
18	8/25/2005	8.00
19	9/25/2005	8.00
20	10/25/2005	8.06
21	11/25/2005	8.50
22	12/25/2005	8.79
23	1/25/2006	8.51
24	2/25/2006	8.58
25	3/25/2006	9.63
26	4/25/2006	8.89
27	5/25/2006	9.42
28	6/25/2006	9.12
29	7/25/2006	9.42
30	8/25/2006	9.19
31	9/25/2006	9.30
32	10/25/2006	9.81
33	11/25/2006	9.72
34	12/25/2006	10.04
35	1/25/2007	9.72
36	2/25/2007	9.79
37	3/25/2007	10.96
38	4/25/2007	10.09
39	5/25/2007	10.65
40	6/25/2007	10.30
41	7/25/2007	10.64
42	8/25/2007	10.29
43	9/25/2007	10.29
44	10/25/2007	10.62
45	11/25/2007	10.27

Class A-1 Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate
46	12/25/2007	10.61
47	1/25/2008	10.26
48	2/25/2008	10.25
49	3/25/2008	10.95
50	4/25/2008	10.24
51	5/25/2008	10.57
52	6/25/2008	10.23
53	7/25/2008	10.56
54	8/25/2008	10.21
55	9/25/2008	10.21
56	10/25/2008	10.54
57	11/25/2008	10.20
58	12/25/2008	10.53
59	1/25/2009	10.18
60	2/25/2009	10.18
61	3/25/2009	11.26
62	4/25/2009	10.16
63	5/25/2009	10.49
64	6/25/2009	10.15
65	7/25/2009	10.48
66	8/25/2009	10.14
67	9/25/2009	10.13
68	10/25/2009	10.46
69	11/25/2009	10.12
70	12/25/2009	10.45
71	1/25/2010	10.10
72	2/25/2010	10.10
73	3/25/2010	11.17
74	4/25/2010	10.08
75	5/25/2010	10.41
76	6/25/2010	10.07
77	7/25/2010	10.40
78	8/25/2010	10.06
79	9/25/2010	10.05
80	10/25/2010	10.38
81	11/25/2010	10.04
82	12/25/2010	10.37
83	1/25/2011	10.02
84	2/25/2011	10.02
85	3/25/2011	11.08
86	4/25/2011	10.01
87	5/25/2011	10.33
88	6/25/2011	9.99
89	7/25/2011	10.32

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

Class A-2 Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate**
1	3/25/2004	-
2	4/25/2004	8.00
3	5/25/2004	8.00
4	6/25/2004	8.00
5	7/25/2004	8.00
6	8/25/2004	8.00
7	9/25/2004	8.00
8	10/25/2004	8.00
9	11/25/2004	8.00
10	12/25/2004	8.00
11	1/25/2005	8.00
12	2/25/2005	8.00
13	3/25/2005	8.00
14	4/25/2005	8.00
15	5/25/2005	8.00
16	6/25/2005	8.00
17	7/25/2005	8.00
18	8/25/2005	8.00
19	9/25/2005	8.00
20	10/25/2005	8.00
21	11/25/2005	8.09
22	12/25/2005	8.58
23	1/25/2006	8.33
24	2/25/2006	8.42
25	3/25/2006	9.44
26	4/25/2006	8.53
27	5/25/2006	9.19
28	6/25/2006	8.97
29	7/25/2006	9.28
30	8/25/2006	9.06
31	9/25/2006	9.16
32	10/25/2006	9.47
33	11/25/2006	9.53
34	12/25/2006	9.92
35	1/25/2007	9.61
36	2/25/2007	9.69
37	3/25/2007	10.84
38	4/25/2007	9.80
39	5/25/2007	10.50
40	6/25/2007	10.22
41	7/25/2007	10.56
42	8/25/2007	10.22
43	9/25/2007	10.21
44	10/25/2007	10.54
45	11/25/2007	10.20

Class A-2 Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate**
46	12/25/2007	10.53
47	1/25/2008	10.18
48	2/25/2008	10.18
49	3/25/2008	10.87
50	4/25/2008	10.16
51	5/25/2008	10.50
52	6/25/2008	10.15
53	7/25/2008	10.48
54	8/25/2008	10.14
55	9/25/2008	10.13
56	10/25/2008	10.46
57	11/25/2008	10.12
58	12/25/2008	10.45
59	1/25/2009	10.10
60	2/25/2009	10.10
61	3/25/2009	11.17
62	4/25/2009	10.08
63	5/25/2009	10.41
64	6/25/2009	10.07
65	7/25/2009	10.40
66	8/25/2009	10.06
67	9/25/2009	10.05
68	10/25/2009	10.38
69	11/25/2009	10.04
70	12/25/2009	10.36
71	1/25/2010	10.02
72	2/25/2010	10.02
73	3/25/2010	11.08
74	4/25/2010	10.00
75	5/25/2010	10.33
76	6/25/2010	9.99
77	7/25/2010	10.32
78	8/25/2010	9.98
79	9/25/2010	9.97
80	10/25/2010	10.30
81	11/25/2010	9.96
82	12/25/2010	10.28
83	1/25/2011	9.94
84	2/25/2011	9.94
85	3/25/2011	10.99
86	4/25/2011	9.92
87	5/25/2011	10.25
88	6/25/2011	9.91
89	7/25/2011	10.23

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

Class A-3 Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate
1	3/25/2004	-
2	4/25/2004	8.00
3	5/25/2004	8.00
4	6/25/2004	8.00
5	7/25/2004	8.00
6	8/25/2004	8.00
7	9/25/2004	8.00
8	10/25/2004	8.00
9	11/25/2004	8.00
10	12/25/2004	8.00
11	1/25/2005	8.00
12	2/25/2005	8.00
13	3/25/2005	8.00
14	4/25/2005	8.00
15	5/25/2005	8.00
16	6/25/2005	8.00
17	7/25/2005	8.00
18	8/25/2005	8.00
19	9/25/2005	8.00
20	10/25/2005	8.06
21	11/25/2005	8.50
22	12/25/2005	8.79
23	1/25/2006	8.51
24	2/25/2006	8.58
25	3/25/2006	9.63
26	4/25/2006	8.89
27	5/25/2006	9.42
28	6/25/2006	9.12
29	7/25/2006	9.42
30	8/25/2006	9.19
31	9/25/2006	9.30
32	10/25/2006	9.81
33	11/25/2006	9.72
34	12/25/2006	10.04
35	1/25/2007	9.72
36	2/25/2007	9.79
37	3/25/2007	10.96
38	4/25/2007	10.09
39	5/25/2007	10.65
40	6/25/2007	10.30
41	7/25/2007	10.64
42	8/25/2007	10.29
43	9/25/2007	10.29
44	10/25/2007	10.62
45	11/25/2007	10.27

Class A-3 Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate
46	12/25/2007	10.61
47	1/25/2008	10.26
48	2/25/2008	10.25
49	3/25/2008	10.95
50	4/25/2008	10.24
51	5/25/2008	10.57
52	6/25/2008	10.23
53	7/25/2008	10.56
54	8/25/2008	10.21
55	9/25/2008	10.21
56	10/25/2008	10.54
57	11/25/2008	10.20
58	12/25/2008	10.53
59	1/25/2009	10.18
60	2/25/2009	10.18
61	3/25/2009	11.26
62	4/25/2009	10.16
63	5/25/2009	10.49
64	6/25/2009	10.15
65	7/25/2009	10.48
66	8/25/2009	10.14
67	9/25/2009	10.13
68	10/25/2009	10.46
69	11/25/2009	10.12
70	12/25/2009	10.45
71	1/25/2010	10.10
72	2/25/2010	10.10
73	3/25/2010	11.17
74	4/25/2010	10.08
75	5/25/2010	10.41
76	6/25/2010	10.07
77	7/25/2010	10.40
78	8/25/2010	10.06
79	9/25/2010	10.05
80	10/25/2010	10.38
81	11/25/2010	10.04
82	12/25/2010	10.37
83	1/25/2011	10.02
84	2/25/2011	10.02
85	3/25/2011	11.08
86	4/25/2011	10.01
87	5/25/2011	10.33
88	6/25/2011	9.99
89	7/25/2011	10.32

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

Class M Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate
1	3/25/2004	-
2	4/25/2004	8.00
3	5/25/2004	8.00
4	6/25/2004	8.00
5	7/25/2004	8.00
6	8/25/2004	8.00
7	9/25/2004	8.00
8	10/25/2004	8.00
9	11/25/2004	8.00
10	12/25/2004	8.00
11	1/25/2005	8.00
12	2/25/2005	8.00
13	3/25/2005	8.00
14	4/25/2005	8.00
15	5/25/2005	8.00
16	6/25/2005	8.00
17	7/25/2005	8.00
18	8/25/2005	8.00
19	9/25/2005	8.00
20	10/25/2005	8.06
21	11/25/2005	8.45
22	12/25/2005	8.77
23	1/25/2006	8.49
24	2/25/2006	8.57
25	3/25/2006	9.61
26	4/25/2006	8.85
27	5/25/2006	9.40
28	6/25/2006	9.10
29	7/25/2006	9.40
30	8/25/2006	9.18
31	9/25/2006	9.29
32	10/25/2006	9.77
33	11/25/2006	9.70
34	12/25/2006	10.03
35	1/25/2007	9.70
36	2/25/2007	9.78
37	3/25/2007	10.95
38	4/25/2007	10.05
39	5/25/2007	10.63
40	6/25/2007	10.29
41	7/25/2007	10.63
42	8/25/2007	10.28
43	9/25/2007	10.28
44	10/25/2007	10.61
45	11/25/2007	10.26

Class M Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate
46	12/25/2007	10.60
47	1/25/2008	10.25
48	2/25/2008	10.24
49	3/25/2008	10.94
50	4/25/2008	10.23
51	5/25/2008	10.57
52	6/25/2008	10.22
53	7/25/2008	10.55
54	8/25/2008	10.21
55	9/25/2008	10.20
56	10/25/2008	10.53
57	11/25/2008	10.19
58	12/25/2008	10.52
59	1/25/2009	10.17
60	2/25/2009	10.17
61	3/25/2009	11.25
62	4/25/2009	10.15
63	5/25/2009	10.49
64	6/25/2009	10.14
65	7/25/2009	10.47
66	8/25/2009	10.13
67	9/25/2009	10.12
68	10/25/2009	10.45
69	11/25/2009	10.11
70	12/25/2009	10.44
71	1/25/2010	10.09
72	2/25/2010	10.09
73	3/25/2010	11.16
74	4/25/2010	10.07
75	5/25/2010	10.40
76	6/25/2010	10.06
77	7/25/2010	10.39
78	8/25/2010	10.05
79	9/25/2010	10.04
80	10/25/2010	10.37
81	11/25/2010	10.03
82	12/25/2010	10.36
83	1/25/2011	10.02
84	2/25/2011	10.01
85	3/25/2011	11.07
86	4/25/2011	10.00
87	5/25/2011	10.32
88	6/25/2011	9.98
89	7/25/2011	10.31

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	Excess Spread in bp (Forward LIBOR)
1	544	1.0913	1.1700	544	45	567	4.5481	4.6800	436
2	524	1.1290	1.2057	520	46	572	4.6112	4.7034	447
3	528	1.1379	1.2438	524	47	567	4.6782	4.7264	423
4	523	1.1549	1.2944	516	48	567	4.7413	4.7469	418
5	528	1.2294	1.3753	514	49	578	4.5837	4.7655	469
6	522	1.2613	1.4525	505	50	567	4.6391	4.8214	433
7	521	1.2997	1.5368	500	51	572	4.6919	4.8723	449
8	526	1.3627	1.6479	499	52	567	4.7447	4.9245	427
9	520	1.4308	1.7709	486	53	573	4.7980	4.9781	439
10	525	1.6585	1.9065	469	54	567	4.8493	5.0275	418
11	519	1.6939	2.0128	457	55	567	4.9029	5.0781	416
12	519	1.7446	2.1321	452	56	573	4.9514	5.0907	434
13	534	2.0101	2.2708	449	57	568	5.0003	5.1004	416
14	518	2.1034	2.3621	414	58	573	5.0511	5.1088	430
15	522	2.2010	2.4592	412	59	568	5.0981	5.1166	407
16	516	2.2997	2.5591	392	60	568	5.1454	5.1209	403
17	521	2.3977	2.6549	392	61	584	4.9698	5.1247	475
18	523	2.4986	2.7520	392	62	568	5.0101	5.1655	418
19	534	2.5967	2.8545	414	63	574	5.0499	5.2036	435
20	553	2.6898	2.9470	461	64	569	5.0917	5.2428	412
21	572	2.7871	3.0481	513	65	574	5.1288	5.2821	427
22	578	2.8817	3.1537	518	66	569	5.1669	5.3186	406
23	572	2.9745	3.2491	496	67	569	5.2062	5.3583	405
24	571	3.0712	3.3491	490	68	575	5.2422	5.3707	424
25	586	3.1929	3.4537	521	69	570	5.2789	5.3818	406
26	569	3.2833	3.5417	485	70	575	5.3154	5.3921	421
27	574	3.3801	3.6345	502	71	570	5.3503	5.4024	399
28	567	3.4724	3.7294	479	72	570	5.3874	5.4101	396
29	572	3.5616	3.8178	482	73	586	5.2808	5.4164	463
30	565	3.6545	3.9117	463	74	570	5.3101	5.4470	406
31	564	3.7459	4.0005	459	75	576	5.3401	5.4764	424
32	569	3.8338	4.0424	472	76	571	5.3714	5.5080	402
33	562	3.9224	4.0823	458	77	576	5.3997	5.5347	418
34	566	4.0098	4.1200	464	78	571	5.4290	5.5635	398
35	560	4.0999	4.1535	438	79	571	5.4580	5.5936	397
36	559	4.1860	4.1835	430	80	576	5.4856	5.5973	416
37	575	3.9988	4.2122	497	81	571	5.5152	5.6006	397
38	562	4.0685	4.2811	452	82	577	5.5401	5.6019	414
39	569	4.1401	4.3534	469	83	572	5.5669	5.6047	392
40	565	4.2096	4.4208	448	84	572	5.5951	5.6050	390
41	571	4.2774	4.4879	457	85	588	5.4820	5.6049	459
42	566	4.3458	4.5583	438	86	573	5.5049	5.6264	400
43	567	4.4143	4.6232	436	87	578	5.5272	5.6482	418
44	572	4.4833	4.6521	452	88	573	5.5499	5.6711	397

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	3,322	Index Type:	
Aggregate Principal Balance:	$448,699,656	6 Month LIBOR:	69.55%
Conforming Principal Balance Loans:	$399,382,947	Fixed Rate:	30.45%
Average Principal Balance:	$135,069	W.A. Initial Periodic Cap:	3.000%
Range:	$32,807 - $499,466	W.A. Subsequent Periodic Cap:	1.000%
W.A. Coupon:	7.990%	W.A. Lifetime Rate Cap:	6.000%
Range:	5.260% - 11.625%	Property Type:	
W.A. Gross Margin:	7.745%	Single Family:	69.75%
Range:	4.950% - 11.375%	PUD:	15.90%
W.A. Remaining Term (months):	348 months	2-4 Family:	9.74%
Range:	168 months – 359 months	Condo:	4.61%
W.A. Seasoning: (months)	5 months	Occupancy Status:	
Latest Maturity Date:	January 1, 2034	Primary:	86.60%
State Concentration (>5%):		Investment:	10.21%
Florida:	20.83%	Second Home:	3.19%
Georgia:	17.12%	Documentation Status:	
New Jersey:	9.98%	Full:	51.74%
New York:	7.76%	Stated:	48.26%
W.A. Original LTV:	80.73%	W.A. Prepayment Penalty – Term (months):	26 months
Range:	18.75% - 95.00%	Loans with Prepay Penalties:	73.22%
First Liens:	100.00%	Loans with Mortgage Insurance to 60%:	49.68%
Second Liens:	0.00%		
Non-Balloon Loans:	98.18%		
W.A. FICO Score:	609		

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed-Rate	1,170	136,613,500	30.45
ARM	2,152	312,086,156	69.55
Total:	**3,322**	**448,699,656**	**100.00**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	247	10,976,840	2.44
50,000.01 - 100,000.00	1,189	89,592,379	19.89
100,000.01 - 150,000.00	853	105,372,772	23.39
150,000.01 - 200,000.00	472	81,970,826	18.20
200,000.01 - 250,000.00	216	48,614,478	10.79
250,000.01 - 300,000.00	149	40,986,820	9.10
300,000.01 - 350,000.00	85	27,593,880	6.13
350,000.01 - 400,000.00	66	24,951,070	5.54
400,000.01 - 450,000.00	22	9,464,500	2.10
450,000.01 - 500,000.00	23	10,977,900	2.44
Total:	**3,322**	**450,501,465**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	253	11,218,063	2.50
50,000.01 - 100,000.00	1,184	88,967,021	19.83
100,000.01 - 150,000.00	862	106,381,738	23.71
150,000.01 - 200,000.00	463	80,363,491	17.91
200,000.01 - 250,000.00	216	48,477,901	10.80
250,000.01 - 300,000.00	149	40,877,189	9.11
300,000.01 - 350,000.00	87	28,240,910	6.29
350,000.01 - 400,000.00	63	23,807,841	5.31
400,000.01 - 450,000.00	22	9,425,846	2.10
450,000.01 - 500,000.00	23	10,939,657	2.44
Total:	**3,322**	**448,699,656**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
121 - 180	146	14,788,660	3.30
181 - 240	26	2,640,110	0.59
301 - 360	3,150	431,270,887	96.12
Total:	**3,322**	**448,699,656**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
5.000 - 5.499	4	806,963	0.18
5.500 - 5.999	20	4,842,111	1.08
6.000 - 6.499	78	14,553,017	3.24
6.500 - 6.999	305	52,685,004	11.74
7.000 - 7.499	338	52,127,944	11.62
7.500 - 7.999	669	94,492,813	21.06
8.000 - 8.499	596	78,986,473	17.60
8.500 - 8.999	722	86,299,104	19.23
9.000 - 9.499	319	36,250,771	8.08
9.500 - 9.999	179	19,713,133	4.39
10.000 - 10.499	64	5,831,100	1.30
10.500 - 10.999	22	1,547,299	0.34
11.000 - 11.499	4	384,704	0.09
11.500 - 11.999	2	179,220	0.04
Total:	**3,322**	**448,699,656**	**100.00**

Original Loan-to-Value Ratios

Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	111	12,362,642	2.76
50.01 - 55.00	45	5,584,872	1.24
55.01 - 60.00	90	10,884,109	2.43
60.01 - 65.00	116	16,458,840	3.67
65.01 - 70.00	295	37,482,258	8.35
70.01 - 75.00	313	40,783,216	9.09
75.01 - 80.00	722	91,298,132	20.35
80.01 - 85.00	357	52,825,954	11.77
85.01 - 90.00	1,049	148,606,920	33.12
90.01 - 95.00	224	32,412,713	7.22
Total:	**3,322**	**448,699,656**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
500 - 524	65	7,597,507	1.69
525 - 549	363	44,255,051	9.86
550 - 574	555	69,096,533	15.40
575 - 599	577	75,709,591	16.87
600 - 624	674	98,130,284	21.87
625 - 649	480	66,637,584	14.85
650 - 674	318	47,147,345	10.51
675 - 699	143	19,405,422	4.32
700 - 724	65	8,947,714	1.99
725 - 749	49	7,064,022	1.57
750 - 774	27	4,158,310	0.93
775 - 799	5	484,441	0.11
Greater than or equal to 800	1	65,853	0.01
Total:	**3,322**	**448,699,656**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution of the Mortgage Loans

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Florida	721	93,464,228	20.83
Georgia	590	76,824,566	17.12
New Jersey	207	44,800,482	9.98
New York	183	34,796,943	7.76
Massachusetts	90	19,997,053	4.46
North Carolina	166	19,597,016	4.37
South Carolina	173	18,494,874	4.12
Texas	129	15,158,313	3.38
Tennessee	164	14,945,861	3.33
Connecticut	80	13,451,829	3.00
Ohio	140	12,833,549	2.86
Maryland	49	10,136,500	2.26
Pennsylvania	69	8,767,995	1.95
Alabama	81	8,546,405	1.90
Virginia	56	7,951,015	1.77
Kentucky	61	5,670,149	1.26
Illinois	31	5,338,783	1.19
Michigan	47	5,322,029	1.19
District of Columbia	31	4,914,435	1.10
Indiana	45	4,416,843	0.98
Mississippi	49	3,629,229	0.81
Minnesota	20	3,325,882	0.74
Colorado	19	3,295,062	0.73
Louisiana	29	3,021,539	0.67
Missouri	25	2,333,887	0.52
Rhode Island	14	2,210,058	0.49
Arizona	7	1,202,904	0.27
West Virginia	15	1,094,983	0.24
Arkansas	12	875,078	0.20
Wisconsin	5	571,841	0.13
Delaware	3	376,605	0.08
New Hampshire	2	356,802	0.08
Kansas	3	335,498	0.07
Maine	4	306,709	0.07
California	1	179,455	0.04
Washington	1	155,259	0.03
Total:	**3,322**	**448,699,656**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	2,762	388,569,623	86.60
Investment	468	45,819,603	10.21
Second Home	92	14,310,430	3.19
Total:	**3,322**	**448,699,656**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Full	1,948	232,167,739	51.74
Stated Documentation	1,374	216,531,917	48.26
Total:	**3,322**	**448,699,656**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Refinance - Cashout	1,793	240,764,672	53.66
Purchase	1,259	169,383,471	37.75
Refinance - Rate Term	270	38,551,513	8.59
Total:	**3,322**	**448,699,656**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	2,468	312,985,290	69.75
PUD	405	71,338,144	15.90
2-4 Family	268	43,704,202	9.74
Condo	181	20,672,021	4.61
Total:	**3,322**	**448,699,656**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
May 2004	1	69,395	0.02
August 2004	1	70,422	0.02
September 2004	1	356,171	0.11
October 2004	4	452,243	0.14
November 2004	4	498,454	0.16
December 2004	3	535,860	0.17
January 2005	4	307,074	0.10
February 2005	2	175,017	0.06
March 2005	1	92,915	0.03
April 2005	4	554,604	0.18
May 2005	16	2,693,359	0.86
June 2005	146	22,036,140	7.06
July 2005	256	34,370,406	11.01
August 2005	311	45,766,213	14.66
September 2005	375	56,030,731	17.95
October 2005	451	65,106,667	20.86
November 2005	315	48,629,709	15.58
December 2005	210	28,472,440	9.12
January 2006	44	5,361,916	1.72
December 2006	3	506,420	0.16
Total:	**2,152**	**312,086,156**	**100.00**

*ARM Loans Only

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	2	291,016	0.09
5.000 - 5.499	14	3,749,704	1.20
5.500 - 5.999	33	6,752,228	2.16
6.000 - 6.499	141	28,509,467	9.14
6.500 - 6.999	201	34,621,537	11.09
7.000 - 7.499	267	43,114,541	13.81
7.500 - 7.999	392	56,654,242	18.15
8.000 - 8.499	476	62,832,461	20.13
8.500 - 8.999	376	46,238,746	14.82
9.000 - 9.499	151	18,569,191	5.95
9.500 - 9.999	78	8,529,025	2.73
10.000 - 10.499	18	1,909,876	0.61
10.500 - 10.999	1	134,901	0.04
11.000 - 11.499	2	179,220	0.06
Total:	**2,152**	**312,086,156**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
11.000 – 11.499	2	291,016	0.09
11.500 - 11.999	16	4,138,582	1.33
12.000 - 12.499	68	12,763,523	4.09
12.500 - 12.999	189	34,055,321	10.91
13.000 - 13.499	195	33,520,321	10.74
13.500 - 13.999	414	62,349,463	19.98
14.000 - 14.499	389	55,909,104	17.91
14.500 - 14.999	510	65,224,995	20.90
15.000 - 15.499	211	25,828,520	8.28
15.500 - 15.999	108	12,912,327	4.14
16.000 - 16.499	40	4,124,029	1.32
16.500 - 16.999	6	532,496	0.17
17.000 - 17.499	2	257,239	0.08
17.500 - 17.999	2	179,220	0.06
Total:	**2,152**	**312,086,156**	**100.00**

*ARM Loans Only

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
5.000 – 5.499	2	291,016	0.09
5.500 - 5.999	16	4,138,582	1.33
6.000 - 6.499	68	12,763,523	4.09
6.500 - 6.999	189	34,055,321	10.91
7.000 - 7.499	195	33,520,321	10.74
7.500 - 7.999	414	62,349,463	19.98
8.000 - 8.499	389	55,909,104	17.91
8.500 - 8.999	510	65,224,995	20.90
9.000 - 9.499	211	25,828,520	8.28
9.500 - 9.999	108	12,912,327	4.14
10.000 - 10.499	40	4,124,029	1.32
10.500 - 10.999	6	532,496	0.17
11.000 - 11.499	2	257,239	0.08
11.500 - 11.999	2	179,220	0.06
Total:	**2,152**	**312,086,156**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
3	2,152	312,086,156	100.00
Total:	**2,152**	**312,086,156**	**100.00**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	748	120,173,291	26.78
6	4	734,813	0.16
12	170	30,306,562	6.75
24	1,497	198,245,183	44.18
36	902	99,199,982	22.11
60	1	39,826	0.01
Total:	**3,322**	**448,699,656**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL			
Number of Mortgage Loans:	3,197	Index Type:	
Aggregate Principal Balance:	$399,382,947	6 Month LIBOR:	69.15%
Conforming Principal Balance Loans:	$399,382,947	Fixed Rate:	30.85%
Average Principal Balance:	$124,924	W.A. Initial Periodic Cap:	3.000%
Range:	$32,807 - $401,906	W.A. Subsequent Periodic Cap:	1.000%
W.A. Coupon:	8.037%	W.A. Lifetime Rate Cap:	6.000%
Range:	5.260% - 11.625%	Property Type:	
W.A. Gross Margin:	7.796%	Single Family:	70.38%
Range:	4.950% - 11.375%	PUD:	14.26%
W.A. Remaining Term (months):	348 months	2-4 Family:	10.59%
Range:	168 months – 359 months	Condo:	4.77%
W.A. Seasoning: (months)	5 months	Occupancy Status:	
Latest Maturity Date:	January 1, 2034	Primary:	86.01%
State Concentration (>5%):		Investment:	11.08%
Florida:	21.41%	Second Home:	2.92%
Georgia:	16.93%	Documentation Status:	
New Jersey:	9.46%	Full:	54.10%
New York:	7.35%	Stated:	45.90%
W.A. Original LTV:	80.64%	W.A. Prepayment Penalty – Term (months):	26 months
Range:	18.75% - 95.00%	Loans with Prepay Penalties:	73.89%
First Liens:	100.00%	Loans with Mortgage Insurance to 60%:	50.66%
Second Liens:	0.00%		
Non-Balloon Loans:	97.96%		
W.A. FICO Score:	607		

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed-Rate	1,136	123,215,575	30.85
ARM	2,061	276,167,372	69.15
Total:	**3,197**	**399,382,947**	**100.00**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	246	10,936,840	2.73
50,000.01 - 100,000.00	1,189	89,592,379	22.34
100,000.01 - 150,000.00	853	105,372,772	26.28
150,000.01 - 200,000.00	472	81,970,826	20.44
200,000.01 - 250,000.00	216	48,614,478	12.12
250,000.01 - 300,000.00	149	40,986,820	10.22
300,000.01 - 350,000.00	62	19,751,730	4.93
350,000.01 - 400,000.00	9	3,367,000	0.84
400,000.01 - 450,000.00	1	403,750	0.10
Total:	**3,197**	**400,996,595**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	252	11,178,237	2.80
50,000.01 - 100,000.00	1,184	88,967,021	22.28
100,000.01 - 150,000.00	862	106,381,738	26.64
150,000.01 - 200,000.00	463	80,363,491	20.12
200,000.01 - 250,000.00	216	48,477,901	12.14
250,000.01 - 300,000.00	149	40,877,189	10.24
300,000.01 - 350,000.00	63	20,081,054	5.03
350,000.01 - 400,000.00	7	2,654,410	0.66
400,000.01 - 450,000.00	1	401,906	0.10
Total:	**3,197**	**399,382,947**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
121 - 180	146	14,788,660	3.70
181 - 240	25	2,307,999	0.58
301 - 360	3,026	382,286,288	95.72
Total:	**3,197**	**399,382,947**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
5.000 - 5.499	4	806,963	0.20
5.500 - 5.999	16	3,262,646	0.82
6.000 - 6.499	72	11,878,793	2.97
6.500 - 6.999	274	40,801,099	10.22
7.000 - 7.499	319	44,795,656	11.22
7.500 - 7.999	646	85,526,512	21.41
8.000 - 8.499	579	72,190,252	18.08
8.500 - 8.999	711	81,740,159	20.47
9.000 - 9.499	310	32,753,555	8.20
9.500 - 9.999	174	17,684,989	4.43
10.000 - 10.499	64	5,831,100	1.46
10.500 - 10.999	22	1,547,299	0.39
11.000 - 11.499	4	384,704	0.10
11.500 - 11.999	2	179,220	0.04
Total:	**3,197**	**399,382,947**	**100.00**

Original Loan-to-Value Ratios

Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	109	11,825,330	2.96
50.01 - 55.00	44	5,251,054	1.31
55.01 - 60.00	87	9,660,700	2.42
60.01 - 65.00	111	14,319,898	3.59
65.01 - 70.00	284	33,089,154	8.29
70.01 - 75.00	303	36,994,261	9.26
75.01 - 80.00	696	81,142,911	20.32
80.01 - 85.00	344	47,800,256	11.97
85.01 - 90.00	1,004	130,571,953	32.69
90.01 - 95.00	215	28,727,430	7.19
Total:	**3,197**	**399,382,947**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
500 - 524	65	7,597,507	1.90
525 - 549	354	40,900,366	10.24
550 - 574	545	65,223,161	16.33
575 - 599	561	69,843,712	17.49
600 - 624	632	81,559,127	20.42
625 - 649	461	58,922,264	14.75
650 - 674	303	40,914,344	10.24
675 - 699	136	16,496,431	4.13
700 - 724	63	8,100,438	2.03
725 - 749	46	5,872,849	1.47
750 - 774	25	3,402,453	0.85
775 - 799	5	484,441	0.12
Greater than or equal to 800	1	65,853	0.02
Total:	**3,197**	**399,382,947**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution of the Mortgage Loans

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Florida	700	85,508,384	21.41
Georgia	567	67,621,700	16.93
New Jersey	189	37,800,793	9.46
New York	169	29,348,368	7.35
Massachusetts	86	18,402,034	4.61
North Carolina	162	17,835,669	4.47
South Carolina	170	17,349,477	4.34
Tennessee	164	14,945,861	3.74
Texas	126	13,954,514	3.49
Ohio	137	11,557,432	2.89
Connecticut	73	10,752,418	2.69
Maryland	43	7,847,617	1.96
Alabama	79	7,737,843	1.94
Pennsylvania	65	7,273,068	1.82
Virginia	52	6,421,042	1.61
Kentucky	60	5,289,051	1.32
Michigan	46	4,922,687	1.23
District of Columbia	31	4,914,435	1.23
Illinois	29	4,577,847	1.15
Indiana	45	4,416,843	1.11
Mississippi	49	3,629,229	0.91
Colorado	18	2,865,055	0.72
Minnesota	19	2,828,630	0.71
Louisiana	28	2,543,481	0.64
Rhode Island	14	2,210,058	0.55
Missouri	24	1,835,081	0.46
West Virginia	15	1,094,983	0.27
Arkansas	12	875,078	0.22
Arizona	6	742,104	0.19
Wisconsin	5	571,841	0.14
Delaware	3	376,605	0.09
New Hampshire	2	356,802	0.09
Kansas	3	335,498	0.08
Maine	4	306,709	0.08
California	1	179,455	0.04
Washington	1	155,259	0.04
Total:	**3,197**	**399,382,947**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	2,647	343,498,894	86.01
Investment	464	44,236,959	11.08
Second Home	86	11,647,094	2.92
Total:	**3,197**	**399,382,947**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Full	1,908	216,070,411	54.10
Stated Documentation	1,289	183,312,536	45.90
Total:	**3,197**	**399,382,947**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Refinance - Cashout	1,729	215,770,700	54.03
Purchase	1,214	151,472,860	37.93
Refinance - Rate Term	254	32,139,387	8.05
Total:	**3,197**	**399,382,947**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	2,387	281,086,759	70.38
PUD	369	56,948,275	14.26
2-4 Family	265	42,308,643	10.59
Condo	176	19,039,270	4.77
Total:	**3,197**	**399,382,947**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
May 2004	1	69,395	0.03
August 2004	1	70,422	0.03
October 2004	4	452,243	0.16
November 2004	4	498,454	0.18
December 2004	3	535,860	0.19
January 2005	4	307,074	0.11
February 2005	2	175,017	0.06
March 2005	1	92,915	0.03
April 2005	4	554,604	0.20
May 2005	16	2,693,359	0.98
June 2005	138	18,765,703	6.80
July 2005	249	31,613,803	11.45
August 2005	300	41,569,180	15.05
September 2005	359	49,866,856	18.06
October 2005	426	55,121,710	19.96
November 2005	303	43,855,215	15.88
December 2005	200	24,397,536	8.83
January 2006	43	5,021,606	1.82
December 2006	3	506,420	0.18
Total:	**2,061**	**276,167,372**	**100.00**

*ARM Loans Only

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	2	291,016	0.11
5.000 - 5.499	11	2,560,121	0.93
5.500 - 5.999	32	6,254,742	2.26
6.000 - 6.499	123	21,161,011	7.66
6.500 - 6.999	185	28,809,786	10.43
7.000 - 7.499	255	38,590,560	13.97
7.500 - 7.999	374	49,491,653	17.92
8.000 - 8.499	467	59,250,738	21.45
8.500 - 8.999	369	43,372,488	15.71
9.000 - 9.499	145	16,112,558	5.83
9.500 - 9.999	77	8,048,704	2.91
10.000 - 10.499	18	1,909,876	0.69
10.500 - 10.999	1	134,901	0.05
11.000 - 11.499	2	179,220	0.06
Total:	**2,061**	**276,167,372**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
11.000 - 11.499	2	291,016	0.11
11.500 - 11.999	13	2,948,999	1.07
12.000 - 12.499	62	10,089,299	3.65
12.500 - 12.999	171	27,354,084	9.90
13.000 - 13.499	180	27,710,328	10.03
13.500 - 13.999	397	55,759,719	20.19
14.000 - 14.499	375	50,281,789	18.21
14.500 - 14.999	502	61,974,443	22.44
15.000 - 15.499	205	23,417,517	8.48
15.500 - 15.999	104	11,247,196	4.07
16.000 - 16.499	40	4,124,029	1.49
16.500 - 16.999	6	532,496	0.19
17.000 - 17.499	2	257,239	0.09
17.500 - 17.999	2	179,220	0.06
Total:	**2,061**	**276,167,372**	**100.00**

*ARM Loans Only

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
5.000 - 5.499	2	291,016	0.11
5.500 - 5.999	13	2,948,999	1.07
6.000 - 6.499	62	10,089,299	3.65
6.500 - 6.999	171	27,354,084	9.90
7.000 - 7.499	180	27,710,328	10.03
7.500 - 7.999	397	55,759,719	20.19
8.000 - 8.499	375	50,281,789	18.21
8.500 - 8.999	502	61,974,443	22.44
9.000 - 9.499	205	23,417,517	8.48
9.500 - 9.999	104	11,247,196	4.07
10.000 - 10.499	40	4,124,029	1.49
10.500 - 10.999	6	532,496	0.19
11.000 - 11.499	2	257,239	0.09
11.500 - 11.999	2	179,220	0.06
Total:	**2,061**	**276,167,372**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
3	2,061	276,167,372	100.00
Total:	**2,061**	**276,167,372**	**100.00**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	707	104,272,580	26.11
6	3	372,720	0.09
12	162	26,956,907	6.75
24	1,450	179,215,835	44.87
36	875	88,564,905	22.18
Total:	**3,197**	**399,382,947**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL

Number of Mortgage Loans:	125	Index Type:	
Aggregate Principal Balance:	$49,316,709	6 Month LIBOR:	72.83%
Conforming Principal Balance Loans:	$0	Fixed Rate:	27.17%
Average Principal Balance:	$394,534	W.A. Initial Periodic Cap:	3.000%
Range:	$39,826 - $499,466	W.A. Subsequent Periodic Cap:	1.000%
W.A. Coupon:	7.615%	W.A. Lifetime Rate Cap:	6.000%
Range:	5.875% - 9.750%	Property Type:	
W.A. Gross Margin:	7.360%	Single Family:	64.68%
Range:	5.450% - 9.625%	PUD:	29.18%
W.A. Remaining Term (months):	354 months	2-4 Family:	2.83%
Range:	233 months – 359 months	Condo:	3.31%
W.A. Seasoning: (months)	5 months	Occupancy Status:	
Latest Maturity Date:	January 1, 2034	Primary:	91.39%
State Concentration (>5%):		Investment:	3.21%
Georgia:	18.66%	Second Home:	5.40%
Florida:	16.13%	Documentation Status:	
New Jersey:	14.19%	Full:	32.64%
New York:	11.05%	Stated:	67.36%
Connecticut:	5.47%	W.A. Prepayment Penalty – Term (months):	26 months
W.A. Original LTV:	81.49%	Loans with Prepay Penalties:	67.76%
Range:	34.78% - 95.00%	Loans with Mortgage Insurance to 60%:	41.72%
First Liens:	100.00%		
Second Liens:	0.00%		
Non-Balloon Loans:	100.00%		
W.A. FICO Score:	621		

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed-Rate	34	13,397,926	27.17
ARM	91	35,918,784	72.83
Total:	**125**	**49,316,709**	**100.00**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	1	40,000	0.08
300,000.01 - 350,000.00	23	7,842,150	15.84
350,000.01 - 400,000.00	57	21,584,070	43.60
400,000.01 - 450,000.00	21	9,060,750	18.30
450,000.01 - 500,000.00	23	10,977,900	22.18
Total:	**125**	**49,504,870**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	1	39,826	0.08
300,000.01 - 350,000.00	24	8,159,855	16.55
350,000.01 - 400,000.00	56	21,153,430	42.89
400,000.01 - 450,000.00	21	9,023,941	18.30
450,000.01 - 500,000.00	23	10,939,657	22.18
Total:	**125**	**49,316,709**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
181 - 240	1	332,111	0.67
301 - 360	124	48,984,598	99.33
Total:	**125**	**49,316,709**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
5.500 - 5.999	4	1,579,465	3.20
6.000 - 6.499	6	2,674,224	5.42
6.500 - 6.999	31	11,883,905	24.10
7.000 - 7.499	19	7,332,288	14.87
7.500 - 7.999	23	8,966,301	18.18
8.000 - 8.499	17	6,796,220	13.78
8.500 - 8.999	11	4,558,945	9.24
9.000 - 9.499	9	3,497,216	7.09
9.500 - 9.999	5	2,028,144	4.11
Total:	**125**	**49,316,709**	**100.00**

Original Loan-to-Value Ratios

Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	2	537,312	1.09
50.01 - 55.00	1	333,818	0.68
55.01 - 60.00	3	1,223,409	2.48
60.01 - 65.00	5	2,138,941	4.34
65.01 - 70.00	11	4,393,105	8.91
70.01 - 75.00	10	3,788,955	7.68
75.01 - 80.00	26	10,155,221	20.59
80.01 - 85.00	13	5,025,698	10.19
85.01 - 90.00	45	18,034,967	36.57
90.01 - 95.00	9	3,685,284	7.47
Total:	**125**	**49,316,709**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
525 - 549	9	3,354,685	6.80
550 - 574	10	3,873,373	7.85
575 - 599	16	5,865,879	11.89
600 - 624	42	16,571,157	33.60
625 - 649	19	7,715,320	15.64
650 - 674	15	6,233,001	12.64
675 - 699	7	2,908,990	5.90
700 - 724	2	847,276	1.72
725 - 749	3	1,191,173	2.42
750 - 774	2	755,856	1.53
Total:	**125**	**49,316,709**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution of the Mortgage Loans

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Georgia	23	9,202,866	18.66
Florida	21	7,955,844	16.13
New Jersey	18	6,999,689	14.19
New York	14	5,448,575	11.05
Connecticut	7	2,699,411	5.47
Maryland	6	2,288,884	4.64
North Carolina	4	1,761,347	3.57
Massachusetts	4	1,595,019	3.23
Virginia	4	1,529,974	3.10
Pennsylvania	4	1,494,927	3.03
Ohio	3	1,276,117	2.59
Texas	3	1,203,799	2.44
South Carolina	3	1,145,397	2.32
Alabama	2	808,562	1.64
Illinois	2	760,936	1.54
Missouri	1	498,806	1.01
Minnesota	1	497,252	1.01
Louisiana	1	478,058	0.97
Arizona	1	460,800	0.93
Colorado	1	430,007	0.87
Michigan	1	399,342	0.81
Kentucky	1	381,098	0.77
Total:	**125**	**49,316,709**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	115	45,070,730	91.39
Second Home	6	2,663,336	5.40
Investment	4	1,582,644	3.21
Total:	**125**	**49,316,709**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Stated Documentation	85	33,219,382	67.36
Full	40	16,097,327	32.64
Total:	**125**	**49,316,709**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Refinance - Cashout	64	24,993,973	50.68
Purchase	45	17,910,611	36.32
Refinance - Rate Term	16	6,412,125	13.00
Total:	**125**	**49,316,709**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	81	31,898,531	64.68
PUD	36	14,389,869	29.18
Condo	5	1,632,750	3.31
2-4 Family	3	1,395,559	2.83
Total:	**125**	**49,316,709**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
September 2004	1	356,171	0.99
June 2005	8	3,270,437	9.11
July 2005	7	2,756,602	7.67
August 2005	11	4,197,033	11.68
September 2005	16	6,163,875	17.16
October 2005	25	9,984,957	27.80
November 2005	12	4,774,494	13.29
December 2005	10	4,074,904	11.34
January 2006	1	340,310	0.95
Total:	**91**	**35,918,784**	**100.00**

*ARM Loans Only

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
5.000 - 5.499	3	1,189,583	3.31
5.500 - 5.999	1	497,486	1.39
6.000 - 6.499	18	7,348,457	20.46
6.500 - 6.999	16	5,811,751	16.18
7.000 - 7.499	12	4,523,981	12.60
7.500 - 7.999	18	7,162,589	19.94
8.000 - 8.499	9	3,581,723	9.97
8.500 - 8.999	7	2,866,259	7.98
9.000 - 9.499	6	2,456,634	6.84
9.500 - 9.999	1	480,321	1.34
Total:	**91**	**35,918,784**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
11.500 - 11.999	3	1,189,583	3.31
12.000 - 12.499	6	2,674,224	7.45
12.500 - 12.999	18	6,701,238	18.66
13.000 - 13.499	15	5,809,993	16.18
13.500 - 13.999	17	6,589,743	18.35
14.000 - 14.499	14	5,627,315	15.67
14.500 - 14.999	8	3,250,552	9.05
15.000 - 15.499	6	2,411,004	6.71
15.500 - 15.999	4	1,665,131	4.64
Total:	**91**	**35,918,784**	**100.00**

*ARM Loans Only

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
5.500 - 5.999	3	1,189,583	3.31
6.000 - 6.499	6	2,674,224	7.45
6.500 - 6.999	18	6,701,238	18.66
7.000 - 7.499	15	5,809,993	16.18
7.500 - 7.999	17	6,589,743	18.35
8.000 - 8.499	14	5,627,315	15.67
8.500 - 8.999	8	3,250,552	9.05
9.000 - 9.499	6	2,411,004	6.71
9.500 - 9.999	4	1,665,131	4.64
Total:	**91**	**35,918,784**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
3	91	35,918,784	100.00
Total:	**91**	**35,918,784**	**100.00**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	41	15,900,711	32.24
6	1	362,092	0.73
12	8	3,349,655	6.79
24	47	19,029,348	38.59
36	27	10,635,077	21.56
60	1	39,826	0.08
Total:	**125**	**49,316,709**	**100.00**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading

Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786

ABS Banking

Nita Cherry	212-250-7773
Ted Hsueh	212-250-6997
Doug Nicholson	212-250-0865
Renee McGrail	212-250-3097

ABS Structuring

Bill Yeung	212-250-6893
David Haynie	212-250-4519

ABS Collateral

Steve Lumer	212-250-0115
Timur Otunchiev	212-250-7869